TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM

                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2004

                                                                            Page
                                                                            ----

ACCOUNTANTS' REVIEW REPORT                                                    1

BALANCE SHEETS                                                                2

STATEMENTS OF OPERATIONS                                                      3

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                                  4

STATEMENTS OF CASH FLOWS                                                      5

NOTES TO FINANCIAL STATEMENTS                                               6-13

The Board of Directors
Tower Semiconductor Ltd.
Migdal Ha'emek

Gentlemen:

            Re: REVIEW OF UNAUDITED CONDENSED INTERIM
                CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

-     Balance sheet as of March 31, 2004.

-     Statement of operations for the three months ended March 31, 2004.

- Statement of changes in shareholders' equity for the three months ended March 31, 2004.

-     Statement of cash flows for the three months ended March 31, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the date and for the periods presented is summarized in Note 5.

Respectfully submitted,

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 28, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                                    AS OF MARCH 31,          DECEMBER 31,
                                                                                ------------------------     ------------
                                                                                   2004           2003           2003
                                                                                ---------      ---------      ---------
                                                                                       (UNAUDITED)
                                                                                ------------------------
A S S E T S
    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                $  11,346      $  12,150      $  12,448
       SHORT-TERM INTEREST-BEARING DEPOSITS                                         3,000          9,000             --
       CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                             78,265         21,924         44,042
       TRADE ACCOUNTS RECEIVABLE (NET OF ALLOWANCE FOR
          DOUBTFUL ACCOUNTS OF $0, $125 AND $0, RESPECTIVELY)                      15,555          6,700         11,631
       OTHER RECEIVABLES                                                           14,852         24,558         11,073
       INVENTORIES                                                                 21,584         10,765         19,382
       OTHER CURRENT ASSETS                                                         2,342          1,710          1,729
                                                                                ---------      ---------      ---------
          TOTAL CURRENT ASSETS                                                    146,944         86,807        100,305
                                                                                ---------      ---------      ---------
    LONG-TERM INVESTMENTS
       LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                              4,734         12,056          4,848
       OTHER LONG-TERM INVESTMENT                                                   6,000          6,000          6,000
                                                                                ---------      ---------      ---------
                                                                                   10,734         18,056         10,848
                                                                                ---------      ---------      ---------
    PROPERTY AND EQUIPMENT, NET                                                   566,821        527,486        568,412
                                                                                ---------      ---------      ---------
    OTHER ASSETS, NET                                                             105,397        105,718        108,770
                                                                                       --             --             --
                                                                                ---------      ---------      ---------
             TOTAL ASSETS                                                       $ 829,896      $ 738,067      $ 788,335
                                                                                =========      =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES
       SHORT-TERM DEBT                                                          $      --      $   4,000      $      --
       TRADE ACCOUNTS PAYABLE                                                      45,051         82,902         40,249
       OTHER CURRENT LIABILITIES                                                    8,198          7,583          9,564
                                                                                ---------      ---------      ---------
             TOTAL CURRENT LIABILITIES                                             53,249         94,485         49,813
    LONG-TERM DEBT                                                                431,000        282,000        431,000
    CONVERTIBLE DEBENTURES                                                         24,933         24,505         25,783
    OTHER LONG-TERM LIABILITIES                                                     8,167          5,749          5,935
    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                     45,830         47,246         46,347
                                                                                ---------      ---------      ---------
             TOTAL LIABILITIES                                                    563,179        453,985        558,878
                                                                                ---------      ---------      ---------
    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          150,000,000, 70,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
          ISSUED 66,882,383, 44,735,532 AND 52,996,097 SHARES, RESPECTIVELY        16,248         11,294         13,150
       ADDITIONAL PAID-IN CAPITAL                                                 516,962        400,887        427,881
       PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                            --             --         16,428
       SHAREHOLDER RECEIVABLES AND UNEARNED COMPENSATION                              (26)           (34)           (26)
       ACCUMULATED DEFICIT                                                       (257,395)      (118,993)      (218,904)
                                                                                ---------      ---------      ---------
                                                                                  275,789        293,154        238,529
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                  (9,072)        (9,072)        (9,072)
                                                                                ---------      ---------      ---------
             TOTAL SHAREHOLDERS' EQUITY                                           266,717        284,082        229,457
                                                                                ---------      ---------      ---------
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 829,896      $ 738,067      $ 788,335
                                                                                =========      =========      =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                  THREE MONTHS ENDED         YEAR ENDED
                                                       MARCH 31,            DECEMBER 31,
                                               ------------------------     ------------
                                                 2004           2003           2003
                                               ---------      ---------      ---------
                                                      (unaudited)
                                               ------------------------
SALES                                          $  27,247      $  12,592      $  61,368

COST OF SALES                                     50,149         17,934        122,395
                                               ---------      ---------      ---------
        GROSS LOSS                               (22,902)        (5,342)       (61,027)
                                               ---------      ---------      ---------
OPERATING COSTS AND EXPENSES
     RESEARCH AND DEVELOPMENT                      3,505          3,857         20,709
     MARKETING, GENERAL AND ADMINISTRATIVE         5,591          5,644         22,615
                                               ---------      ---------      ---------
                                                   9,096          9,501         43,324
                                               ---------      ---------      ---------
        OPERATING LOSS                           (31,998)       (14,843)      (104,351)
FINANCING INCOME (EXPENSE), NET                   (6,531)           493         (9,826)

OTHER INCOME (EXPENSE), NET                           38             --            (84)
                                               ---------      ---------      ---------
               LOSS FOR THE PERIOD             $ (38,491)     $ (14,350)     $(114,261)
                                               =========      =========      =========
BASIC LOSS PER ORDINARY SHARE
     Loss per share                            $   (0.61)     $   (0.33)     $   (2.40)
                                               =========      =========      =========
     LOSS USED TO COMPUTE
        BASIC LOSS PER SHARE                   $ (38,484)     $ (14,350)     $(114,114)
                                               =========      =========      =========
     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS         63,026         43,436         47,608
                                               =========      =========      =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (dollars in thousands, except share data and per share data)

                                                                                      SHAREHOLDER
                                                                         PROCEEDS     RECEIVABLES
                                         ORDINARY SHARES   ADDITIONAL       ON            AND
                                       ------------------   PAID-IN     ACCOUNT OF     UNEARNED     ACCUMULATED  TREASURY
                                         SHARES    AMOUNT   CAPITAL    SHARE CAPITAL  COMPENSATION   DEFICIT      STOCK     TOTAL
                                       ---------- -------  ---------   -------------  ------------ -----------  --------- ---------
     BALANCE - JANUARY 1, 2004         52,996,097 $13,150  $ 427,881       $16,428       $(26)     $ (218,904)   $(9,072) $ 229,457

CHANGES DURING THREE-MONTH PERIOD
   (UNAUDITED):

ISSUANCE OF SHARES                      2,346,786     527     15,901       (16,428)                                              --
ISSUANCE OF SHARES, NET OF RELATED
   COSTS - PUBLIC OFFERING             11,444,500   2,550     72,536                                                         75,086
EXERCISE OF SHARE OPTIONS                  95,000      21        644                                                            665
LOSS FOR THE PERIOD                                                                                   (38,491)              (38,491)
                                       ---------- -------  ---------       -------       ----      ----------    -------  ---------
     BALANCE - MARCH 31, 2004
        (UNAUDITED)                    66,882,383 $16,248  $ 516,962       $    --       $(26)     $ (257,395)   $(9,072) $ 266,717
                                       ========== =======  =========       =======       ====      ==========    =======  =========

     BALANCE - JANUARY 1, 2003         44,735,532 $11,294  $ 400,808       $    --       $(53)     $ (104,643)   $(9,072) $ 298,334

CHANGES DURING THREE-MONTH PERIOD
   (UNAUDITED):

STOCK-BASED COMPENSATION RELATED
   TO THE FAB 2 CONSTRUCTOR                                      145                                                            145
SHARE ISSUANCE COSTS                                             (66)                                                           (66)
AMORTIZATION OF UNEARNED
   COMPENSATION                                                                            19                                    19
LOSS FOR THE PERIOD                                                                                   (14,350)              (14,350)
                                       ---------- -------  ---------       -------       ----      ----------    -------  ---------
     BALANCE - MARCH 31, 2003
        (UNAUDITED)                    44,735,532 $11,294  $ 400,887       $    --       $(34)     $ (118,993)   $(9,072) $ 284,082
                                       ========== =======  =========       =======       ====      ==========    =======  =========

     BALANCE - JANUARY 1, 2003         44,735,532 $11,294  $ 400,808       $    --       $(53)     $ (104,643)   $(9,072) $ 298,334

CHANGES DURING 2003:

STOCK-BASED COMPENSATION RELATED
   TO THE FAB 2 CONSTRUCTOR                                      145                                                            145
STOCK-BASED COMPENSATION RELATED TO THE

   FACILITY AGREEMENT WITH THE BANKS                           4,205                                                          4,205
ISSUANCE OF SHARES,
   NET OF RELATED COSTS                 8,260,565   1,856     22,723                                                         24,579
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                        16,428                                           16,428
AMORTIZATION OF UNEARNED COMPENSATION                                                      27                                    27
LOSS FOR THE YEAR                                                                                    (114,261)             (114,261)
                                       ---------- -------  ---------       -------       ----      ----------    -------  ---------
     BALANCE - DECEMBER 31, 2003       52,996,097 $13,150  $ 427,881       $16,428       $(26)     $ (218,904)   $(9,072) $ 229,457
                                       ========== =======  =========       =======       ====      ==========    =======  =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands, except share data and per share data)

                                                                                    THREE MONTHS ENDED         YEAR ENDED
                                                                                         MARCH 31,             DECEMBER 31,
                                                                                  ------------------------     ------------
                                                                                    2004           2003            2003
                                                                                  ---------      ---------      ---------
                                                                                        (UNAUDITED)
                                                                                  ------------------------
CASH FLOWS - OPERATING ACTIVITIES
    LOSS FOR THE PERIOD                                                           $ (38,491)     $ (14,350)     $(114,261)
    ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
       TO NET CASH USED IN OPERATING ACTIVITIES:
         INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
            DEPRECIATION AND AMORTIZATION                                            26,929          4,664         54,611
            DEVALUATION OF CONVERTIBLE DEBENTURES                                      (900)            --           (878)
            OTHER EXPENSE (INCOME), NET                                                 (38)            --             84
         CHANGES IN ASSETS AND LIABILITIES:
            DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                         (3,924)           756         (4,175)
            DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS        (1,748)        (2,547)         1,264
            INCREASE IN INVENTORIES                                                  (2,202)           (44)        (6,221)
            INCREASE IN TRADE ACCOUNTS PAYABLE                                        3,309          3,409            801
            INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                         (1,366)          (508)         1,467
            INCREASE IN OTHER LONG-TERM LIABILITIES                                   2,232            343            529
                                                                                  ---------      ---------      ---------
                                                                                    (16,199)        (8,277)       (66,779)
            DECREASE IN LONG-TERM LIABILITY
               IN RESPECT OF CUSTOMERS' ADVANCES                                       (517)            --           (899)
                                                                                  ---------      ---------      ---------
               NET CASH USED IN OPERATING ACTIVITIES                                (16,716)        (8,277)       (67,678)
                                                                                  ---------      ---------      ---------
CASH FLOWS - INVESTING ACTIVITIES
    DECREASE (INCREASE) IN CASH, SHORT-TERM AND LONG TERM INTEREST-BEARING
       DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2                        (34,109)        29,251         14,341
    INVESTMENTS IN PROPERTY AND EQUIPMENT                                           (25,254)       (48,026)      (179,310)
    INVESTMENT GRANTS RECEIVED                                                        2,511          6,720         33,811
    PROCEEDS FROM SALE OF EQUIPMENT                                                      38             --            222
    INVESTMENTS IN OTHER ASSETS                                                        (702)        (5,760)       (22,098)
    DECREASE (INCREASE) IN DEPOSITS, NET                                             (3,000)         1,500         10,500
                                                                                  ---------      ---------      ---------
               NET CASH USED IN INVESTING ACTIVITIES                                (60,516)       (16,315)      (142,534)
                                                                                  ---------      ---------      ---------
CASH FLOWS - FINANCING ACTIVITIES
    PROCEEDS FROM (COSTS RELATED TO) ISSUANCE OF SHARES, NET                         75,465           (115)        24,375
    PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                             665             --             --
    PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                 --             --         16,428
    REPAYMENT OF LONG-TERM DEBT                                                          --         (1,000)       (13,000)
    PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH RE-BORROWING                    --             --        187,000
    PROCEEDS FROM LONG-TERM DEBT                                                         --         30,000             --
                                                                                  ---------      ---------      ---------
               NET CASH PROVIDED BY FINANCING ACTIVITIES                             76,130         28,885        214,803
                                                                                  ---------      ---------      ---------
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (1,102)         4,293          4,591
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                      12,448          7,857          7,857
                                                                                  ---------      ---------      ---------
         CASH AND CASH EQUIVALENTS - END OF PERIOD                                $  11,346      $  12,150      $  12,448
                                                                                  =========      =========      =========
NON-CASH ACTIVITIES
    INVESTMENTS IN PROPERTY AND EQUIPMENT                                         $  16,259      $  27,209      $  17,160
                                                                                  =========      =========      =========
    STOCK-BASED COMPENSATION RELATED TO
       THE FACILITY AGREEMENT WITH THE BANKS                                      $      --      $      --      $   4,205
                                                                                  =========      =========      =========
    INVESTMENTS IN OTHER ASSETS                                                   $      35      $   5,606      $   3,153
                                                                                  =========      =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    CASH PAID DURING THE PERIOD FOR INTEREST                                      $   6,531      $   4,417      $  15,674
                                                                                  =========      =========      =========
    CASH PAID DURING THE PERIOD FOR INCOME TAXES                                  $      36      $      53      $     239
                                                                                  =========      =========      =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 1 - BASIS OF PRESENTATION

      A. The unaudited condensed interim consolidated financial statements as of March 31, 2004 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

      B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 5.

            The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

      C.    ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY

            In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of $1,226,100 of financing for Fab 2.

            During the third quarter of 2003, in which Fab 2 was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, as well as to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and transfer of the Fab 2 technology that had been previously capitalized.

            The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, which were amended several times, risks and uncertainties, see Note 13A to the 2003 audited consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 2 - MAJOR CUSTOMERS

      Sales to major customers as a percentage of total sales were as follows:

                                                    Three months ended
                                                         March 31,
                                                  -----------------------
                                                  2004               2003
                                                  ----               ----
                                                        (unaudited)

      Customer A                                   29%                --%
      Customer B                                   18                 22
      Customer C                                    4                 21
      Customer D                                    1                 23
      Customer E                                   --                  5
      Other customers (*)                          30                 15

      (*) Represents sales to five different customers each of whom accounted for between 5% and 8% of sales during the three months ended March 31, 2004, and to four customers (3%-6%) during the three months ended March 31, 2003.

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

      A.    ORDINARY SHARES ISSUED TO THE PRIMARY WAFER PARTNERS AND EQUITY
            INVESTORS

            In January 2004, the primary Wafer Partners and Equity Investors were issued an aggregate of 2,346,786 Ordinary Shares of the Company in consideration for their final $16,428 committed investment made in December 2003. The shares were issued at a per share price of $7.00, a price equal to the offering price at the public offering described in Note 4A.

      B.    APPROVED ENTERPRISE STATUS

            Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 are to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments by the end of 2005. During 2003 the Company has notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping of Fab 2, and has also informed the Investment Center of the reduced rate of annual investments and lower than projected expectations for Fab 2 sales. As of the date of the interim financial statements, the Company understands that the Investment Center has completed its evaluation of the revised investments plan. Accordingly, the company has been filing its capital expenditure reports with the Investment Center by reference to the revised investment schedule contemplated in the revised investment plan, and has been provided with the related Investment Center grants.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

      B.    APPROVED ENTERPRISE STATUS (cont.)

            While Israeli law currently limits the ability of the Investment Center to extend the investment period beyond five years, the Company's management estimates, based on discussions held with the Investment Center, prior and subsequent to the balance sheet date, that it is probable that satisfactory arrangements will be made to enable the extension of the investment period.

      C.    HEDGING ACTIVITIES

            During the reported period, the Company entered into hedging transactions as follows:

            (1) Foreign exchange agreements (cylinder options, options and forward contracts) to hedge exposure related to purchase of machinery and equipment and salary and wage costs, the aggregate outstanding amount of which as of March 31, 2004 was $19,390 and $5,200, respectively.

            (2) Agreements to hedge interest rate exposure on long-term bank loans under the Facility Agreement, in the aggregate amount as of March 31, 2004 of $80,000. As a result, out of the total $431,000 long-term bank loans under that agreement, as of the balance sheet date, $292,000 is under hedging transactions.

NOTE 4 - OTHER RECENT DEVELOPMENTS

      A.    PUBLIC OFFERING COMPLETED IN THE FIRST QUARTER OF 2004

            During the first quarter of 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise of over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

      B.    SILICONIX

            In December 2003, the Company and chip maker Siliconix incorporated, an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a memorandum of understanding ("MOU") for a long-term manufacturing and supply arrangement. Pursuant to the MOU, Siliconix will place with the Company orders for the purchase of wafers to be manufactured at the Company's Fab 1 valued at approximately $200,000 over a seven to ten year period. Siliconix will advance the Company $20,000 to be used primarily for the purchase of additional equipment and other expenses required to satisfy Siliconix orders, which will be credited towards the purchase price of the wafers. The transaction is subject to the approval of both companies' board of directors, the Company's Banks, the Investment Center and to the negotiation of definitive documentation. A definitive agreement is expected to be signed during the second quarter of 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 4 - OTHER RECENT DEVELOPMENTS (cont.)

      C.    CLASS ACTION

            In July 2003, certain shareholders of the Company filed a shareholders' class action complaint in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs have asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. The plaintiffs seek damages in unspecified amounts, which could be substantial, and unspecified rescissory relief. The Company believes that the complaint is without merit and is vigorously contesting it. In January 2004, the Company filed with the court a motion to dismiss the action and in April 2004 the plaintiff filed an opposition to the motion to dismiss. As of the date of the interim financial statements, the Court has not rendered a decision with regard to the motion to dismiss.

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

            With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's unaudited balance sheet as of March 31, 2004 in accordance with U.S. GAAP.

      A. PRESENTATION OF CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2

            In accordance with U.S. GAAP, cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of March 31, 2004, $78,265 and $4,734 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2003 - $44,042 and $4,848, respectively).

      B.    PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

            Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of March 31, 2004 an amount of $14,587 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2003 - $14,607).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      C.    HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

            Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of March 31, 2004 would have resulted in: an increase in other long-term liabilities in the amount of $10,448; an increase in the Company's current liabilities in the amount of $260; an increase in other comprehensive loss for the three months ended March 31, 2004 in the net amount of $456 and in the accumulated other comprehensive loss component of equity as of such date in the amount of $16,353; and in a decrease of $5,615 in property and equipment, net as of March 31, 2004.

      D.    IMPLEMENTATION OF SFAS 123 AND SFAS 148

            Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through March 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                                     Three months ended
                                                         March 31,
                                                    -------------------
                                                      2004       2003
                                                    --------   --------
                                                        (unaudited)
PRO FORMA LOSS
Loss for the period, as reported
    according to U.S. GAAP
    (see H below)                                   $(38,491)  $(14,350)
Less - stock-based compensation
    determined under APB 25
                                                          --         19
Add - stock-based compensation
    determined under SFAS 123                         (1,331)    (1,611)
                                                    --------   --------
Pro forma loss                                      $(39,822)  $(15,942)
                                                    ========   ========

BASIC LOSS PER SHARE As reported according to U.S.

    GAAP (see I below)                              $  (0.62)  $  (0.33)
                                                    ========   ========

Pro forma                                           $  (0.65)  $  (0.37)
                                                    ========   ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      E.    SALE OF SECURITIES

            Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of March 31, 2004 and December 31, 2003 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the three-month period ended March 31, 2004 would have been immaterial.

      F. PRESENTATION OF PROCEEDS ON ACCOUNT OF SHARES IN ACCORDANCE WITH U.S. GAAP (SFAS 150)

            According to SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among others, a fixed monetary amount known at inception. Accordingly, the $16,428 described in Note 3A, and which according to Israeli GAAP was presented as of December 31, 2003 as "Proceeds on account of share capital", were reclassified as of December 31, 2003 under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for the U.S. GAAP purposes was required since as of December 31, 2003, the amount of shares the Company was to issue in consideration of the aggregate of $16,428 was not determined as of such date, and was actually based on mechanisms that embody a variable number of shares. Following the issuance of shares, as described in Note 3A, the $16,428 amount is presented for U.S. GAAP purposes as well as paid in equity.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      G.    BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                      AS OF MARCH 31, 2004              AS OF DECEMBER 31, 2003
                                                               ---------------------------------  ---------------------------------
                                                        U.S.    AS PER                  AS PER      AS PER                 AS PER
                                                        GAAP   ISRAELI     ADJUST-       U.S.      ISRAELI     ADJUST-      U.S.
                                                       REMARK    GAAP       MENTS        GAAP        GAAP       MENTS       GAAP
                                                       ------- --------- ----------- -----------  ---------- ---------- -----------
A S S E T S
    CURRENT ASSETS
      CASH AND CASH EQUIVALENTS                                $  11,346  $           $   11,346  $   12,448  $          $   12,448
      SHORT-TERM INTEREST-BEARING DEPOSITS                         3,000                   3,000          --                     --
      CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS
        DESIGNATED FOR INVESTMENTS RALATING TO FAB 2     A        78,265     (78,265)         --      44,042    (44,042)         --
      TRADE ACCOUNTS RECEIVABLE                                   15,555                  15,555      11,631                 11,631
      OTHER RECEIVABLES                                           14,852                  14,852      11,073                 11,073
      INVENTORIES                                                 21,584                  21,584      19,382                 19,382
      OTHER CURRENT ASSETS                                         2,342                   2,342       1,729                  1,729
                                                               ---------- ----------- ----------- ----------- ---------- -----------
          TOTAL CURRENT ASSETS                                   146,944     (78,265)     68,679     100,305    (44,042)     56,263
                                                               ---------- ----------- ----------- ----------- ---------- -----------
    LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
        DESIGNATED FOR INVESTMENTS RALATING TO FAB 2               4,734      (4,734)         --       4,848     (4,848)         --
      OTHER LONG-TERM INVESTMENTS                         B        6,000      14,587      20,587       6,000     14,607      20,607
                                                               ---------- ----------- ----------- ----------- ---------- -----------
                                                                  10,734       9,853      20,587      10,848      9,759      20,607
                                                               ---------- ----------- ----------- ----------- ---------- -----------
    PROPERTY AND EQUIPMENT, NET                           C      566,821      (5,615)    561,206     568,412     (5,947)    562,465
                                                               ---------- ----------- ----------- ----------- ---------- -----------
    CASH AND SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS DESIGNATED
      FOR INVESTMENTS RELATING TO FAB 2                               --      82,999      82,999          --     48,890      48,890
                                                               ---------- ----------- ----------- ----------- ---------- -----------
    OTHER ASSETS                                          E      105,397        (196)    105,201     108,770       (196)    108,574
                                                               ---------- ----------- ----------- ----------- ---------- -----------
          TOTAL ASSETS                                         $ 829,896  $    8,776  $  838,672  $  788,335  $   8,464  $  796,799
                                                               ========== =========== =========== =========== ========== ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES
      TRADE ACCOUNTS PAYABLE                                   $  45,051  $           $   45,051  $   40,249  $          $   40,249
      OTHER CURRENT LIABILITIES                           C        8,198         260       8,458       9,564                  9,564
                                                               ---------- ----------- ----------- ----------- ---------- -----------
          TOTAL CURRENT LIABILITIES                               53,249         260      53,509      49,813         --      49,813
    LONG-TERM DEBT                                               431,000                 431,000     431,000                431,000
    CONVERTIBLE DEBENTURES                                E       24,933      (2,559)     22,374      25,783     (2,559)     23,224
    OTHER LONG-TERM LIABILITIES                          B, C      8,167      25,035      33,202       5,935     24,527      30,462
    LIABILITY IN RESPECT OF A VARIABLE
      NUMBER OF SHARES TO BE ISSUED                       F           --          --          --          --     16,428      16,428
    LONG-TERM LIABILITY IN RESPECT
       OF CUSTOMERS' ADVANCES                                     45,830                  45,830      46,347                 46,347
                                                               ---------- ----------- ----------- ----------- ---------- -----------
          TOTAL LIABILITIES                                      563,179      22,736     585,915     558,878     38,396     597,274
                                                               ---------- ----------- ----------- ----------- ---------- -----------
    SHAREHOLDERS' EQUITY
      ORDINARY SHARES, NIS 1 PAR VALUE - AUTHORIZED
        150,000,000 SHARES; ISSUED 66,882,383 AND
        52,996,097 SHARES, RESPECTIVELY                           16,248                  16,248      13,150                 13,150
      ADDITIONAL PAID-IN CAPITAL                          E      516,962       2,363     519,325     427,881      2,363     430,244
      SHAREHOLDER RECEIVABLES AND UNEARNED COMPENSATION              (26)                    (26)        (26)                   (26)
      PROCEEDS ON ACCOUNT OF SHARE CAPITAL                F           --          --          --      16,428    (16,428)         --
      ACCUMULATED OTHER COMPREHENSIVE LOSS                C           --     (16,353)    (16,353)         --    (15,897)    (15,897)
      ACCUMULATED DEFICIT                                 H     (257,395)         30    (257,365)   (218,904)        30    (218,874)
                                                               ---------- ----------- ----------- ----------- ---------- -----------
                                                                 275,789     (13,960)    261,829     238,529    (29,932)    208,597
      TREASURY STOCK, AT COST - 1,300,000 SHARES                  (9,072)                 (9,072)     (9,072)                (9,072)
                                                               ---------- ----------- ----------- ----------- ---------- -----------
          TOTAL SHAREHOLDERS' EQUITY                             266,717     (13,960)    252,757     229,457    (29,932)    199,525
                                                               ---------- ----------- ----------- ----------- ---------- -----------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 829,896  $    8,776  $  838,672  $  788,335  $   8,464  $  796,799
                                                               ========== =========== =========== =========== ========== ===========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004
          (dollars in thousands, except share data and per share data)

NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      H.    STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

            Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the three-month period ended March 31, 2004.

      I.    LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

            In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in H above), the basic and diluted loss per share for the three-month periods ended March 31, 2004 and 2003 would be $0.62 and $0.33, respectively.